JM Global Holding Company

1615 South Congress Avenue, Suite 103

Delray Beach, FL 33445

December 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela A. Long, Assistant Director

Re:	JM Global Holding Company

Preliminary Merger Proxy Statement on Schedule 14A

Filed October 11, 2017

File No. 1-37513

Dear Ms. Long:

JM Global Holding Company (the “Company”, “JM Global,” “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2017 regarding our Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on October 11, 2017. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement made in Amendment No. 1 to the Proxy Statement filed with the Commission (“Amendment No. 1”).

General

1.	We note that you have not filed a Form S-4 for the issuance of shares to the Sellers in the Share Exchange under the Securities Act. Please tell us what exemption from Securities Act registration you are relying upon and the facts supporting your use of the exemption.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that its proposed issuance of Company common stock to Sellers in connection with the proposed Business Combination is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder.

The Company determined, based in part on the manner of the issuance and the nature and limited number of recipients of the common stock to be issued in connection with the proposed Business Combination (14 Sellers), that the proposed issuance of Company common stock under the Share Exchange Agreement does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Negotiations with the Sellers with respect to the Share Exchange Agreement were conducted privately outside of the United States. The Sellers have also represented to the Company that each have sufficient knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment in the Company common stock.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

In addition, based on representations provided by Sellers to the Company, the Company has concluded that, for each Seller, the conditions to the safe harbor under Rule 903 of Regulation S for non-“U.S. persons” (as defined in Rule 902 of Regulation S) are satisfied for each Seller. Negotiations with the Sellers were conducted outside of the United States in an “offshore transaction” (as defined in Rule 902 of Regulation S). No “directed selling efforts” (as defined in Rule 902 of Regulation S) were conducted in connection with the signing of the Share Exchange Agreement.

For the reasons stated above, the issuance of Company common stock to the Sellers in connection with the proposed Business Combination is exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder.

Letter to investors

2.	On the second page of this letter, where you disclose that public stockholders may elect to redeem shares even if they vote in favor of the transaction, please clarify, if true, that public stockholders must vote either for or against the transaction in order to exercise redemption rights. Please make similar clarifying disclosure on page 14 under “As long as I vote on the Business Combination Proposal . . .” and elsewhere that similar disclosure appears.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the second page of its letter to investors and page 14 of Amendment No. 1 to clarify that public stockholders must vote either for or against the transaction in order to exercise redemption rights.

Summary Term Sheet, page 1

3.	To the extent practicable, and if material, please quantify in the bullet point on page 4 any out of pocket expenses incurred in connection with activities on your behalf for which your sponsor, executive officers, directors, or any of their affiliates will be reimbursed at the business combination’s closing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 13, 28, 54, 64, 68 and 105 of Amendment No. 1 to clarify that, although our sponsor, executive officers, directors, or any of their affiliates will be reimbursed for out-of-pocket expenses incurred in connection with activities relating to the business combination, no out-of-pocket expenses have been incurred to date.

4.	In the third full bullet point on page 2, and elsewhere containing similar disclosure, please clarify whether the public shares held by your sponsor are included in the 31.2% interest to be retained by initial stockholders and affiliates after the transaction. We note that you exclude the sponsor’s public shares from the 7.1% to be retained by public stockholders, based on the assumptions you cite.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 10, 24, 60, 83 and 106 of Amendment No. 1 to clarify that the public shares held by our sponsor are included in the interest to be retained by initial stockholders and affiliates after the transaction.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

How will JM Global’s Sponsor, directors and officers vote?, page 12

5.	Please clarify and reconcile disclosure in this Q&A and elsewhere in the proxy statement that the Sponsor may redeem up to an aggregate of 2,350,000 shares on the same terms as the public shares with disclosure on page 14 under “Do I have redemption rights?” and elsewhere that the Sponsor has agreed to waive redemption rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Amendment No. 1 to clarify and reconcile the above-referenced disclosure.

Opinion of Highline Research Advisors LLC . . . , page 23

6.	Disclosure describing the opinion in this paragraph is not consistent with the opinion you have filed as Annex B to the proxy statement. That opinion relates to the fairness, from a financial point of view, to the holders of the common stock of the company. It does not address fairness to JM Global or the fair market value of CaymanCo in relation to the amount of funds held in the trust. Please reconcile this and other disclosures in the proxy statement accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Amendment No. 1 to clarify that opinion opines that the Share Exchange Agreement is fair, from a financial point of view, to the holders of the common stock of the Company.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 32

7.	In the table on page 33, there are line items for net income for both redemption scenarios for the six months ended June 30, 2017 and the year ended December 31, 2016. However, these line items are blank. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Amendment No. 1 to include net income for both redemption scenarios.

We will incur significant transaction and transition costs in connection with the Business Combination…., page 53

8.	You discuss among other things that if JM Global and Sunlong do not consummate the business combination, each party will be required to pay its own fees and expenses, and JM Global likely will not have sufficient cash available to pay its fees and expenses unless and until it completes a subsequent business combination transaction. Considering that a failure to effect a business combination by January 29, 2018 is cited on page 139 as a condition that raises substantial doubt about your ability to continue as a going concern, please revise this risk factor to address the fact that JM Global has historically been deemed a going concern.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 52-53 of Amendment No. 1 to describe the Company’s ability to continue as a going concern.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

Although we expect our common stock and warrants will remain listed on NASDAQ after the Business Combination…, page 57

9.	Please continue to update disclosure relating to your plan of compliance submitted to NASDAQ on September 28, 2017.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1 to provide an update as to NASDAQ’s acceptance of our plan of compliance.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

10.	On page 68 you explain that one of the pro forma presentations assumes maximum redemptions of 100% of outstanding public common stock plus redemptions of 100% of redeemable outstanding common shares held by the sponsor, which amounts to 3,386,888 shares of the remaining redeemable common stock as of June 30, 2017. You disclose in a risk factor on pages 65-66, however, that because your net tangible assets must be at least $5,000,001, “holders of no more than 499,274 shares of the 4,036,888 public shares as of September 30, 2017 can redeem their public shares in connection with the Business Combination if the Business Combination were consummated as of that date. As a result, we may be able to consummate the Business Combination even though holders of a majority of our public shares have chosen to redeem their shares.” Considering that 963,112 shares were already redeemed at the extension meeting on July 27, 2017, please explain how no more than 499,274 shares can constitute “a majority” of your redeemed public shares. Explain how the maximum redemptions presentation is consistent with or makes sense based on the notion that redemption is limited to only 499,274 shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1, as follows:

This condition effectively requires that holders of no more than 3,501,324 shares of the 4,036,888 public shares as of September 30, 2017 (including up to 2,350,000 or the 3,000,000 public shares held by our Sponsor) redeem their public shares in connection with the Business Combination if the Business Combination were consummated as of that date. As a result, we may be able to consummate the Business Combination even though holders of a majority of our public shares have chosen to redeem their shares.

The Share Exchange Agreement, page 82; Governing Law and Dispute Resolution, page 87

11.	Notwithstanding the inclusion of disclaimers on pages 81 and 87, the representations, warranties and covenants in the exchange agreement filed with this proxy statement constitute public disclosure for purposes of the federal securities laws, and JM Global Holding Company or JM Global is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the share exchange agreement are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, or covenants in the share exchange agreement, you have provided corrective disclosure in the proxy statement. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the share exchange agreement may or may not be fully reflected in JM Global’s public disclosures, please clarify that JM Global’s public disclosures will include any material information necessary to provide JM Global’s stockholders a materially complete understanding of the share exchange agreement disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 89 of Amendment No. 1 to clarify that, notwithstanding the disclaimers on such pages, JM Global will provide corrective disclosures in the proxy statement if specific material facts exist that contradict the representations, warranties, or covenants in the share exchange agreement, and its public disclosures will include any material information necessary to provide JM Global’s stockholders a materially complete understanding of the Share Exchange Agreement disclosures.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

Background of the Business Combination, page 90

12.	Please revise the background to discuss the delivery of the fairness opinion that you have included as Annex B to the proxy statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 95 of Amendment No. 1 to discuss the delivery of the fairness opinion to the Company’s board of directors.

Fairness Opinion of Highland Research Advisors, page 98

13.	Please provide us with copies of any outlines, summaries, reports, projections, or board books prepared and furnished by Highland Research Advisors to the JM Global’s board of directors.

Response: We are providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act, copies of the materials requested, which include materials provided to JM Global’s board in connection with the proposed transaction, including board presentations and the final fairness opinion prepared by JM Global’s financial advisor, Highline Research Advisors.

Sunlong Selected Companies Analysis, page 100

14.	Explain the meaning of “LTM” and “OCF.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1 to define “LTM” as “Latest Twelve Months” and “OCF” as “Operating Cash Flow.”

Miscellaneous, page 102

15.	Disclosure that Highland Research Advisors is providing and has in the past provided investment banking services to JM Global or its affiliates is inconsistent with disclosure two paragraphs above that Highland Research Advisors had not been engaged by or worked with JM Global before being engaged for the purpose of rendering this fairness opinion. Please reconcile the disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 102 of Amendment No. 1 to clarify that Highline had not been engaged by, or provided investment banking services to, JM Global (or any other participant to the transaction) before being engaged to render its fairness opinion.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

U.S. Federal Income Tax Considerations to U.S. JM Global Stockholders, page 109

16.	Delete the word “generally” in the second and fourth paragraphs because the word may imply that stockholders cannot rely on the disclosure. Revise elsewhere wherever similar disclosure appears in the proxy statement. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for stockholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 109-112 of Amendment No. 1 to delete the word “generally” and provide additional clarifying disclosure.

Director Election Proposals, page 118; Management after the Business Combination, page 171

17.	Identify the seventh director nominated by your board of directors to serve as directors following the business combination. Additionally, provide the related disclosures relating to the seventh director.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 118-119, 177-178 and elsewhere throughout Amendment No. 1 to provide identify and provide related disclosures concerning the seventh director.

Summary Compensation Table, page 157

18.	It is unclear to what “(3)” in the non-equity incentive plan compensation relates. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 157 of Amendment No. 1 to remove “(3)” in the non-equity incentive plan compensation.

Sunlong Management’s Discussion and Analysis, Results of Operations, page 160

19.	Regarding your discussion of revenues on page 160, please explain sales variances by quantifying changes in volume versus changes in prices for each significant revenue source.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 162 of Amendment No. 1 to explain sales variances by quantifying changes in volume versus changes in prices for each significant revenue source.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

20.	The existing disclosures about the “trading and other” revenue account are vague and non-informative. Please revise to discuss the following:

•	the specific products that comprise the majority of sales;

•	the specific transactions that comprise the earnings process and at what stage revenue gets recorded. In this regard, please reference ASC 605-45 and specifically address whether you take title to these products;

•	whether there are any material customers that comprise a substantial portion of the revenue; and

•	why the gross margin declined from 51% in 2016 to 35% in 2017.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 162-164 of Amendment No. 1 to include: (1) the specific products that comprise the majority of sales; (2) the specific transactions that comprise the earnings process and at what stage revenue gets recorded in regards to ASC 605-45 to specifically address whether we take title to these products; (3) customer concentrations of these source of revenue; and (4) discussion and analysis on gross margin changes during the comparative periods.

21.	Given the materiality of your “trading and other” revenues, please elaborate on this statement on page 162: “The increase in revenue was attributable to our new line of business in trading of industrial solid waste beginning July 2016 and the acquisition of TJComex BVI with the inclusion of its general merchandise trading business starting in April 2017.” In this regard, please revise to disclose the following:

•	identify how much of the $11.6 million increase in revenue attributable to the trading of industrial solid waste and other general merchandises was caused by the “new line of business in trading of industrial solid waste beginning July 2016” and the acquisition of TJComex BVI;

•	how you started the “new line of business,” i.e., did you buy the business or did you begin selling waste products you were generating from your other operations;

•	the waste product;

•	who is buying it and why;

•	how the customer who is buying the waste is able to make a profit;

•	whether there are any competitors;

•	whether there are any environmental risks;

•	whether you deliver the waste or the customer picks it up; and

•	any limit on your ability to generate this waste in sufficient volumes to maintain the revenue amounts generated in 2017.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 162 of Amendment No. 1 to: (1) quantify the changes in revenue attributable to the trading of industrial wastes materials and other general merchandise caused by the new line of business in trading of industrial waste materials and the acquisition of TJ Comex BVI; (2) discuss how TJComex began selling waste products that it was generating from its other operations; (3) describe who is buying the products and why; (4) describe how the customer who is buying the waste is able to make a profit; (5) discuss whether there are any competitors; (6) discuss whether there are any environmental risks; (7) discuss whether we deliver the waste or the customer picks it up; and (8) describe any limit on our ability to generate this waste in sufficient volumes to maintain the revenue amounts generated in 2017.

22.	We note from page 39 the risk factor related to the building of an electronic commodity exchange platform. Please revise MD&A to quantify your estimate of how much this platform will cost to build, how you plan to pay for or finance these costs, and to provide a timeline of this process.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to remove the risk factor related to the building of an electronic commodity exchange platform, as TJComex currently has no plan to do so.

23.	We note from page 39 the risk factor entitled “TJComex is subject to counterparty risk in its trading activities,” which in turn refers to “hedging counterparties” and “hedging contracts.: However, it does not appear that Sunlong has entered into any such hedging contracts. Please revise the risk factor and MD& to clarify whether Sunlong has in fact entered into such contracts and, if so, to disclose the terms of each material contract and the impact on Sunlong’s financial statements for the periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to remove the above-referenced risk factor since TJComex has not entered into any hedging contracts.

Liquidity and Capital Resources, page 167

24.	We note prepayments are Sunlong’s largest asset. Please revise MD&A to explain the significant increase in prepayments and to disclose how many months it will take to recover this asset and whether the prepayments primarily relate to “equipment and systems” expense or to “trading and others” expense. Please also explain why the $31.2 million balance at June 30, 2017 is so much greater than the $11.6 million total cost of revenues for the six months then ended. Disclose whether any of this asset is due from related parties. Finally, explain why there is no loss allowance and whether any of the vendors to which you have made prepayments have ever failed to meet the contractual obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 174 of Amendment No. 1 as follows:

“As of September 30, 2017, we prepaid approximately $25.0 million to our vendors for inventory purchases, of which, approximately $10.2 million were prepaid primarily related to our solid waste recycling systems and equipment operations and approximately $14.8 million were prepaid primarily related to our trading of industrial waste materials operations. We are required to make such prepayments for our systems and equipment operations because the orders that we placed had unique specifications with such a high volume, we must make such prepayments in order for us to secure our purchases in order for us to meet production timely. We are required to make such prepayments for our trading operations because the orders that we placed had unique processing specifications, our suppliers will not process the industrial waste materials without getting any prepayments from us. In addition, our vendors can provide us with better than pricing on these purchases by making such repayments. We expect that we are able to utilize all of our September 30, 2017 repayments within one year from September 30, 2017. No loss allowance were required as none of these vendors have ever failed to meet the contractual obligation on our purchase orders. None of these vendors are related to our Company or any of our managements.”

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

25.	Please quantify receivable turnover ratios in MD&A and discuss significant variances. Explain why there is no allowance, given the significant increase in accounts receivable (page F-45). Finally, disclose Sunlong’s repayment terms and quantify how much of the balance at June 30, 2017 has subsequently been collected in cash.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 173 of Amendment No. 1 as follows:

“As of September 30, 2017, we had approximately $21.0 million of accounts receivables from our customers, of which, approximately $18.7 million were accounts receivable from our trading operations. Our turnover ratio current is at 2.4 times per year. Since we just developed the trading operations, we have extended credit to our customers to gain market shares. Our current payment terms on these customers are due in 30 days after receipts of the goods. These customers are in the construction, decorative and paint materials industry as the construction period and its operating cycle usually take longer, which will also take a longer periods to receive their payments. After we have considered the creditworthiness of these customers and its collection history, no allowance was required as of September 30, 2017. We did not receive any accounts receivables from these customers subsequent to September 30, 2017. However, we are putting our best eff orts to collect these accounts receivable balance from these customers. We are continuously assessing our potential losses based on the credit history and relationships with our customers on a regular basis to determine if our bad debt allowance on our accounts receivable is adequate.”

Risks, page 169

26.	We note the risk on page 40 entitled “TJComex’s risk management policies and procedures may leave it exposed to unidentified or unanticipated risks.” Please revise to further explain what specific risks relate to all of the referenced risks, i.e., commodity price, foreign exchange, interest rate, counterparty (including credit), operational, and regulatory, how these risks currently impact your business and operations, and what you are doing to mitigate these risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to further explain the specific risks that impact TJComex’s business and operations, and its plan to mitigate these risks.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

Director Independence, page 173; Audit Committee, page 173; Compensation Committee, page 173; Corporate Governance and Nominating Committee, page 173

27.	Revise to include omitted information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 179-180 of Amendment No. 1 to complete the omitted information relating to Director Independence, Audit Committee, Compensation Committee, and the Corporate Governance and Nominating Committee.

Code of ethics, page 174

28.	Revise to include the address of your website.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 180 of Amendment No. 1 to include the address of the company website: www.tmsr-ltd.com.

JM Global Related Person Transactions, page 187

29.	In the eighth paragraph, identify the other affiliate to whom your sponsor intends to the sell additional shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 193 of Amendment No. 1 to identify the affiliate to whom our sponsor intends to sell additional shares.

China Sunlong Financial Statements

30.	Please revise to put the columns presented in China Sunlong’s financial statements in chronological order.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-35 to F-38 of Amendment No. 1 to put the columns in China Sunlong’s financial statements in chronological order.

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

December 1, 2017

Note 3 – Business combination, page F-44

31.	You state that at the closing of the TJComex BVI transaction on March 31, 2017, the selling shareholders received 5,935 shares of China Sunlong common stock valued at $926.71 per share for 100% of their equity interests in TJComex BVI. Please revise to identify the specific objective evidence upon which you relied to arrive at the $926.71 per share price of Comex stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-48 of Amendment No. 1 to identify the specific objective evidence upon which Sunlong relied to arrive at the $926.71 per share price of TJ Comex stock.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Tim Richerson
Tim Richerson, Chief Executive Officer

cc:	Douglas Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP